Filed by Pfizer Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-02516
Subject Company: Pharmacia Corp.

The following script and slides were used in connection with a presentation to investors:

Thank you, Joe — and good morning, everyone.

I’m pleased to have this opportunity to be here with all of you to discuss the many and exciting developments at Pfizer.

This morning, I intend to make some brief introductory remarks about:

•	trends in the public policy environment;

•	prospects for industry R&D productivity; and

•	the status of our acquisition of Pharmacia.

And, then — move directly to your questions.

So ... let’s begin —

As you’re well aware — the policy debate continues ... in the U.S. and elsewhere ... about the pricing of, and access to, new innovative pharmaceuticals.

In the balance are a number of significant issues, including:

•	the right of patients to choose their medical treatment;

•	the nature of doctor-patient relationships;

•	the protection of intellectual property rights; and

•	the continuation of what has been a truly remarkable record of medical innovation.

This debate — as you also know — is being driven by the cost containment efforts of payors, providers and governments.

And — its result has been not only burden-shifting to patients and increased demands for the cost-effectiveness and medical superiority of new products, but also:

•	the erosion of patent protections;

•	a greater use of generics; and

•	a negative spillover to other policy areas, including consumer advertising.

Looking ahead — we can expect continued election year rhetoric ... and significant ongoing challenges for the industry.

The blunt fact is that the depth of hostility aimed at the pharmaceutical industry has never been greater.

In New Jersey ... where this industry has created tens of thousands of high technology, high paying jobs ... we have a United States Senator making commercials condemning our industry. And — in Michigan, where both Pfizer and Pharmacia have been major, responsible employers for more than a century — we have another Senator equally willing to sacrifice this industry for political gain.

BUT — in our efforts to get our story heard and thus continue to serve those who depend on us — there have been some very favorable developments.

Recent legislative actions have expanded the FDA user fee system, supported pediatric indication patent extensions, and neutralized prospects for pharmaceutical reimportation into the United States with its risks of counterfeit and adulterated products.

Plus — the Office of Management and Budget has just issued an important report, strongly supporting the value to the U.S. economy of vigorous medical innovation.

And — President Bush has made it clear that passage of an effective prescription drug benefit will be at the top of his domestic agenda for 2003.

All of these developments indicate to me that the industry’s messages are finally gaining traction ...

Clear progress is being made toward a sound national prescription drug policy —one that:

•	recognizes the cost to society of illness — as well as the value and cost-effectiveness of new pharmaceuticals;

•	expands access to innovative medicines; and

•	encourages continued R&D investment.

Let me move now to my second topic ... prospects for R&D productivity ....

Anyone who works in, or follows, this industry is well aware of the disturbing facts shown on this slide:

•	From 1990 through 2001, the total R&D expenditures of the PhRMA member companies increased almost four times;

•	But — the number of FDA new approvals remained stagnant at about 25-35 per year ... and have declined sharply over the past two years.

No matter how you cut the numbers, this does not reflect improving R&D productivity!

And — as such — it remains a matter of serious concern.

However — I think that the worst may be behind us and that, over the next couple of years, more positive productivity trends will emerge.

That belief is based on the impact, during the past decade, of the two contributory factors noted here.

During the 1990s, the industry shifted its research focus to higher risk projects — ones involving then-novel mechanisms of action.

That change in focus was motivated — on one hand — by concerns that managed care would adequately reward only “breakthrough products” ... and — on the other — by undue enthusiasm about the potential of genomics and other new technologies.

Unfortunately — the end result was a higher rate of industry R&D failures.

And — this was exacerbated by a clear FDA move, during the same period, to a posture of increased conservatism in matters of product safety.

Looking ahead — the imminent arrival of a new FDA Commissioner should restore a better balance to that agency’s deliberations.

Plus ... the then-novel mechanisms of the 1990s are now well-known — and many, as in the case of the PDE inhibitors, have flowered into well-defined families of potential drug targets ... which are now powering a new generation of product development.

That is certainly the case with Pfizer.

Our current stand-alone pipeline gives us the unprecedented prospect of targeting 15 new product filings during the next five years.

And — with the acquisition of Pharmacia, that filing target will increase to 20 products during the next five years!

For us, the declining productivity of the 1990’s is now history ...

And, I expect that within 2-3 years that will become true for most of the industry’s major companies.

As for our acquisition of Pharmacia ....

Since our joint July announcement — Fred Hassan and I, together with my senior executives, have been actively meeting with investors of both companies.

We bring to those sessions a deck of fifty-plus slides (also available on our website)... which outlines what the combination will be like.

But, truthfully, we rarely have had to refer to those slides.

Investors know — and appreciate — the benefits and potential of the acquisition and its timing.

The ultimate benefit is the creation of value — derived from increased top and bottom line growth opportunities ... and from the reduction of operational risks.

Both of us — Pfizer and Pharmacia together — can advance much further, much faster, than either of us could do on our own.

And — together, we can better manage the risks we face in what is certainly one of the world’s high-risk businesses.

Greater, faster progress ... better risk management.

That’s this combination in one sentence.

Shown here are just a few of our potential top and bottom line growth opportunities ....

Therapeutic area by therapeutic area, region by region, and in terms of increased efficiency and effectiveness — this acquisition makes compelling strategic sense.

Let me cite a couple of examples —

Pfizer has little experience in marketing cancer drugs.

That is a huge gap for an industry leader.

We have intriguing compounds in the pipeline — but we don’t have the long-term relationships with the doctors who treat cancer patients.

Before the plan to acquire Pharmacia, we at Pfizer were planning to build our cancer franchise from the ground up.

But — Pharmacia brings that on Day One.

Conversely — Pharmacia has eplerenone — now in the late stages of development.

But — they faced the question: How to market it?

Fred Hassan and his team were planning to build a cardiovascular sales force from scratch.

Now — with Pfizer and Pharmacia together — that drug will be supported by a leader in cardiovascular medicines, and patients will benefit.

I can cite dozens of similar complementary strengths ... and resulting opportunities to shave years off our mutual plans to move toward very specific leadership targets.

By joining together — Pfizer and Pharmacia also gain new flexibility in dealing with the operational risks inherent in our business — through:

•	reduced dependence on our leading products;

•	diversification into new categories; and

•	the reduction of patent-loss exposure.

That increased flexibility is vitally important, given the dynamic nature of our operating environment ... in which a range of very positive demographic, medical, and technological factors are counterbalanced by:

•	the increased cost, risk and difficulty of developing medicines;

•	cost and reimbursement pressures; and

•	constraints on the distribution of medicines and information.

Moreover, the acquisition gives us the ability to leverage our scale, leadership and expertise ....

... while — at the same time — freeing resources for both synergistic savings and for reinvestment in the products and pipelines of Pfizer and Pharmacia.

From the beginning — we have voiced our confidence in executing this integration.

The opportunities are clear and the vision compelling.

From the Warner-Lambert merger, we know how to proceed and have experienced teams in place.

Those factors — coupled with shared values and purpose — have helped us get our joint integration planning off to a quick and effective start.

We are actively planning for the post-closing integration by:

•	mapping our organizations;

•	defining similarities and differences; and

•	identifying overlaps and synergies.

But — above all — we’re aggressively embracing change ... and reaching for the opportunities and flexibility it promises.

And now — I’d be happy to respond to questions ....

Integration Planning Mapping Organizations Defining Similarities and Differences Identifying Overlaps Quantifying Synergies Embracing Change Clear Opportunities Shared Values Joint Purpose Mutual Experiences Compelling Vision Quick and Effective Start

Safe Harbor Statement

This release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between Pfizer Inc. and Pharmacia Corp. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Pfizer Inc. and Pharmacia Corp.; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither Pfizer Inc. nor Pharmacia Corp. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

We urge investors to read the Proxy Statement/Prospectus and any other relevant documents that Pfizer Inc. and Pharmacia Corp. have filed and will file with the Securities and Exchange Commission because they contain important information.

Pfizer and Pharmacia will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Pfizer free of charge by requesting them in writing from Pfizer Inc., 235 East 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. You may obtain documents filed with the SEC by Pharmacia free of charge by requesting them in writing from Pharmacia Investor Relations, Route 206 North, Peapack, New Jersey 07977, or by telephone at (908) 901-8000.

Pfizer and Pharmacia, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Pfizer and Pharmacia in connection with the merger. Information about the directors and executive officers of Pfizer and their ownership of Pfizer shares is set forth in the proxy statement for Pfizer’s 2002 annual meeting of shareholders. Information about the directors and executive officers of Pharmacia and their ownership of Pharmacia stock is set forth in the proxy statement for Pharmacia’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.